Exhibit 4

Investor Group Issues Letter Regarding Recent Conversation with “Independent Committee” of the Board of Leaf Group

Group Representing Over 40% of Leaf Shares is Highly Disappointed by Designated Board Members’ Refusal to Independently Consider Shareholder Concerns about Company Leadership and Flawed Sale Process

“Independent Committee” and Company Counsel Lack True Independence and are Clearly Pre-Disposed to Ignoring Shareholders and Furthering Entrenchment of Incumbent Directors

Believes it is Absurd that Committee Members Claim They Know Better than Group Owning Over 40% of Leaf Shares

LOS ANGELES, July 10, 2020 – Investors owning over 40% of the issued and outstanding shares of Leaf Group Ltd. (“Leaf Group” or the “Company”) (NYSE: LEAF), today issued a letter to the Company’s Board of Directors (the “Board”) expressing their concerns and disappointment around a recent call with the two members of the Board’s Independent Committee as well as the Company’s outside counsel. The list of signatories to the letter includes Osmium Partners LLC, PEAK6 Investments LLC, Boyle Capital Opportunity Fund, LP, Oak Management Corp., Generation Capital Partners II LP, Generation Partners II LLC, Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers’ Fund, L.P. (together, the “Investors”) and is comprised of several of the Company’s largest and longest-standing shareholders.

The full text of the letter follows:

July 10, 2020

Board of Directors

Leaf Group Ltd.

1655 26th Street

Santa Monica, CA 90404

Dear Members of the Board:

We were disappointed in our perfunctory conversation yesterday with the two members of the so-called Independent Committee of Directors (the “Committee”), Deborah Benton and Beverly Carmichael, and the Company’s outside counsel, Joe Johnson from Goodwin Procter LLP.

This conversation was intended to allow us – owners of 40% of the outstanding stock of the Company – to explain our concerns regarding the performance of the business, the CEO’s blatant mismanagement and conflicts, and Leaf’s failure to conduct a bona fide strategic alternatives process. Instead, from the start it was clear to us that the Committee had agreed to the call simply to “check the box” of having engaged with us, rather than out of any real desire to listen to the perspectives of a large portion of the Company’s shareholders.

As owners of 40% of the stock, we are deeply troubled by the performance of the Company and its CEO. On the call, we reiterated our view that the only path to unlock shareholder value is the removal of Sean Moriarty as CEO, refreshing the Board with directors chosen by shareholders and the initiation of a legitimate strategic process to consider the sale of the Company or its Media and Marketplace businesses. As long-standing investors in the Company, we expected our views to be considered carefully by the members of the Committee, who indeed are our fiduciaries.

Instead, we were met with closed minds and conclusions already in hand. The Committee had obviously decided in advance – even before our conversation – to unhesitatingly back Mr. Moriarty as CEO and to rebuff any arguments in favor of restarting a strategic review process. We were shocked that our fiduciaries were so dismissive of our perspectives, before even listening to us. This stance is contrary to any conception of good corporate governance, especially on the part of individuals who are supposed to be our fiduciaries.

We were also surprised that the Committee has rejected the opportunity, as a supposedly independent group of directors, to avail itself of independent, outside advice. Rather, the Committee has elected to use the Company’s incumbent counsel, Goodwin Procter, which has long served at the pleasure of the current CEO. Unsurprisingly, Mr. Johnson of Goodwin Procter interjected into our conversation to protect the interests of his longstanding benefactor, Mr. Moriarty.

Most troubling, the Committee had the audacity to tell us that we do not understand or represent the views or best interests of Leaf’s shareholders. But if not us, then who? The Committee’s position relies on the faulty premise that it somehow understands the views of the other 60% of holders and that those other shareholders would wholesale disagree with our perspectives. This mythical 60% of shareholders, we are expected to believe, are pleased with a negative 43% shareholder return over the last year. They are, apparently, satisfied that shareholders have lost 60% of their capital during Mr. Moriarty’s tenure as CEO. We doubt that.

The Committee told us, effectively, that even though owners of 40% of the Company were gravely concerned about the management and strategic direction of the Company, the Board knows better and is comfortable that the “silent majority” is supportive of a value-destroying CEO and failed strategy. We cannot think of another Board that has been so confident in its views in the face of such significant value destruction and substantial, public shareholder opposition to the status quo.

We know that it is convenient for this Board to find excuses to justify its own inaction and failure to oversee effectively management and the strategic alternatives process. Perhaps it is easier to conjure a “silent majority” than face the reality of failed oversight and leadership. But we expect better. Candor demands that the Board admit the current CEO and strategy have failed and, even more importantly, fiduciary duty demands that the Board align itself with the interests of actual shareholders.

Given the cavalier conduct of the Committee and this Board in response to our concerns about the management and strategy of the Company, we do not believe shareholders should trust the incumbent directors to make critical decisions about the leadership or strategy of the Company or its Board composition. While the Committee admitted there are legitimate concerns regarding the independence of the Board, it appears to believe the Board can be trusted to fix these problems on its own, without shareholder input. To the contrary, we believe that shareholders must be given a direct voice in the composition of the Board and the leadership of the Company. Our conviction on this critical point has only grown, given the dismissive attitude of the Committee toward our legitimate concerns.

With respect to allowing shareholders’ voices to be heard, the Board should also permit its former directors – Brian Regan, a Managing Director of Spectrum Equity, and John Hawkins, a Managing Director of Generation Partners – to speak candidly to fellow shareholders about the strategic review process.

Mr. Regan and Mr. Hawkins are signatories to this letter on behalf of the investment funds each is affiliated with, which are each large shareholders of the Company. In its July 2nd letter, the Board claimed that these former directors knew the strategic alternatives process was well executed. However, the rest of the Investors in this group and the broader shareholder base are not aware of Mr. Regan’s and Mr. Hawkins’ perspectives on the strategic review process – aside from what we can infer based on the fact that they desired to join the Investors in this campaign – because, as the Board knows, they are bound by confidentiality agreements with the Company that prevent them from speaking about their observations.

We believe these former directors should be allowed to speak. So, we reiterate our request that Mr. Regan and Mr. Hawkins be relieved of their duties of confidentiality so that they can describe what they saw and express their opinions about the conduct of management and the Board relating to the strategic alternatives process. During our call with the Committee, the members of the Committee expressed confidence that the recently completed strategic review process had “integrity” and was “fully thorough” – if the Board and Committee truly believe that the process was fair and robust, then they should have no problem letting Mr. Regan and Mr. Hawkins speak openly to their fellow shareholders. We ask the members of the Committee to respond to this request by Sunday, July 12, at 8pm ET.

Rather than seeking a better path forward for the Company – one that could garner the support of our group and other shareholders – the purpose of the Committee appears to be to offer a veneer of credibility to the Board’s misguided attempts to retain Leaf’s underperforming CEO, defend the failed strategic alternatives process and deflect claims that substantial conflicts of interests involving members of management and the Board have been a disservice to shareholders. With respect to the latter, we call upon the Board to immediately disclose publicly the conflicts of interest of which it is aware that involve Board members and Mr. Moriarty. We believe the Company’s shareholder base deserves to know.

It was our sincere hope to have a productive dialogue with the Board and the Committee. It appears, however, the Board is only interested in protecting the status quo and is using the so-called Independent Committee as a device to provide the Board a shield. The Board should instead exercise independent business judgment and remove the Company’s underperforming CEO, refresh the Board with shareholder input and restart the strategic alternatives process.

Sincerely,

John H. Lewis on behalf Osmium Partners LLC

Rachel Saunders on behalf of PEAK6 Investments LLC

Erik Ritland on behalf of Boyle Capital Opportunity Fund, LP

Fredric W. Harman on behalf of Oak Management Corp.

John Hawkins on behalf of Generation Capital Partners II LP and Generation Partners II LLC

Victor E. Parker, Jr. and Brian Regan on behalf of Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers’ Fund, L.P.

About Osmium Partners

We seek to generate strong, risk-adjusted returns by investing in undervalued, small capitalization companies across equity markets. Our Osmium 8 research process is based on eight simple factors involving factors such as balance sheet strength, aligned interests, attractive reinvestment opportunities, a low valuation, and reasonable growth prospects. As engaged owners, we actively discuss corporate strategy and capital structure with management teams and boards of directors. We prefer to conduct these discussions in private, but we will publicly debate important items with all shareholders when appropriate.

About PEAK6

PEAK6 uses technology to find a better way of doing things. The company’s first tech-based solution was developed in 1997 to optimize options trading and, over the past two decades, the same formula has been used across a range of industries, asset classes and business stages to consistently deliver superior results. Today, PEAK6 seeks transformational opportunities to provide capital and strategic support to entrepreneurs and forward-thinking businesses, helping to unlock potential and activate what is into what ought to be. PEAK6’s core brands include: PEAK6 Capital Management, Apex Clearing, National Flood Services and Evil Geniuses. Learn more at www.PEAK6.com or follow us on LinkedIn.

About Boyle Capital Opportunity Fund

Boyle Capital Opportunity Fund, LP is a value-oriented investment partnership. We manage a focused portfolio of deeply undervalued securities and actively engage with the company’s management and board of directors to unlock shareholder value over the long-term.

About Oak Investment Partners

Oak Investment Partners was founded in 1978. Since that time, the firm has invested $9 billion in over 525 companies around the world, earning the trust of entrepreneurs with a senior team that delivers steady guidance, deep domain expertise and a consistent investment philosophy. We are involved in the formation of companies, fund spinouts of operating divisions and technology assets, and provide growth equity to mid- and late-stage private businesses and to public companies through PIPE investments. These companies are concentrated in the five major sectors that fuel the most disruptive growth in our world today: Information Technology, FinTech, Internet and Consumer, Healthcare Services, and Clean Energy.

About Generation Partners

Founded in 1995, Generation Partners provides equity capital to growth companies through buyout and growth equity investments.

About Spectrum Equity

Spectrum Equity is a leading growth equity firm providing capital and strategic support to innovative companies in the information economy. For over 25 years, the firm has partnered with proven entrepreneurs and management teams to build long-term value in market-leading internet, software and information services companies. Representative investments include Ancestry, Bats Global Markets, Definitive Healthcare, GoodRx, Grubhub, Lynda.com, Origami Risk, SurveyMonkey and Verafin. For more information, including a complete list of portfolio investments, visit www.spectrumequity.com.

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